Exhibit 99.3

POWERBRIDGE TECHNOLOGIES CO., LTD.

(a Cayman Islands exempted company with limited liability)

(NASDAQ: PBTS)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Powerbridge Technologies Co., Ltd. (the “Company”) will be held on December 5, 2022, at 3:00 a.m., EST, at Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China for the following purposes:

Item		Board Vote Recommendation

1.	To ratify the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020 and fiscal year ended December 31, 2021.	“FOR”

2.	To consider and vote upon an ordinary resolution to increase the authorized share capital of the Company from US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each to US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each by the creation of an additional 9,700,000,000 shares of par value of US$0.00166667 each.	“FOR”

As of the date of this notice of Meeting (the “Notice”), we have not received notice of any other matters that may be properly presented at the Meeting.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on October 24, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares, par value $0.00166667 per share of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials, including the Company’s 2021 annual report, from the Company’s website at www.powerbridge.com or by contacting our Investor Relations Department at: ir@powerbridge.com

By Order of the Board of Directors,

/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

November 4, 2022

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

POWERBRIDGE TECHNOLOGIES CO., LTD.

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 5, 2022

PROXY STATEMENT

The board of directors (the “Board”) of Powerbridge Technologies Co., Ltd. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting” or the “2022 Annual Meeting”) of the Company to be held on December 5, 2022, at 3:00 a.m., EST, at Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China or any adjournment thereof. Only holders of the ordinary shares, par value $0.00166667 per share (the “Ordinary Shares”), of the Company at the close of business on October 24, 2022 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Two shareholders entitled to vote and be present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative one of whom must be the holder representing a majority of shares in the Company throughout the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on behalf of him. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one (1) vote in respect of each Ordinary Share held by him or her on the Record Date.

A proxy statement describing the matters to be voted upon at the 2022 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about November 18, 2022, to all shareholders entitled to vote at the 2022 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.powerbridge.com on or about November 2, 2022. If you plan to attend the 2022 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2022 Annual Meeting.

Whether or not you plan to attend the 2022 Annual Meeting, it is important that your shares be represented and voted at the 2022 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on November 17, 2022 to be validly included in the tally of shares voted at the 2022 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT
THE 2022 Annual Meeting, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2022 Annual Meeting. As a shareholder, you are invited to attend the 2022 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2022 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2022 Annual Meeting?

There are two proposals that will be voted on at the 2022 Annual Meeting:

1.	To ratify the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020 and fiscal year ended December 31, 2021; and

2.	To consider and vote upon an ordinary resolution to increase the authorized share capital of the Company from US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each to US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each by the creation of an additional 9,700,000,000 shares of par value of US$0.00166667 each.

We may also transact such other business as may properly come before the 2022 Annual Meeting of Shareholders.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” ratification of the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020 and the fiscal year ended December 31, 2021 (Proposal No. 1); and

●	“FOR” the approval of an increase in the authorized share capital of the Company from US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each to US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each by the creation of an additional 9,700,000,000 shares of par value of US$0.00166667 each. (Proposal No. 2).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2022 Annual Meeting?

If any other matters are properly presented for consideration at the 2022 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2022 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2022 Annual Meeting.

WHO CAN VOTE AT THE 2022 Annual Meeting?

Shareholders of record at the close of business on October 24, 2022, the date established by the Board for determining the shareholders entitled to vote at our 2022 Annual Meeting (the “Record Date”), are entitled to vote at the 2022 Annual Meeting.

On the Record Date, 135,634,811 shares of our Ordinary Shares were outstanding and entitled to vote at the 2022 Annual Meeting. Holders of Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2022 Annual Meeting.

A list of the shareholders of record as of October 24, 2022 will be available for inspection at the 2022 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

Two members one of whom must be the holder of a majority of our outstanding shares as of the Record Date must be present, in person or by proxy, at the 2022 Annual Meeting in order to properly convene the 2022 Annual Meeting. This is called a quorum. If there are not enough votes of the Ordinary Shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2022 Annual Meeting may be adjourned by the Directors until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Transhare Corporation. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2022 Annual Meeting, but you may not vote these shares in person at the 2022 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2022 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2022 Annual Meeting, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc.(“Broadridge”) no later than 11:59 p.m. EST on December 1, 2022, to be validly included in the tally of shares voted at the 2022 Annual Meeting.

If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Ordinary Shares for more information.

You may vote before the annual meeting at www.proxyvote.com. Use your 16-digit control number, located on the Notice, and follow the instructions.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the ratification of the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020 and the fiscal year ended December 31, 2021 (Proposal No. 1), and “FOR” the approval of an increase in the authorized share capital of the Company from US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each to US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each by the creation of an additional 9,700,000,000 shares of par value of US$0.00166667 each. (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists, and your shares will not be voted at the 2022 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2022 Annual Meeting agenda that may be considered routine is Proposal No. 1 relating to the ratification of the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020 and fiscal year ended December 31, 2021; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of Cayman Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2022 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2022 Annual Meeting, a valid, later-dated proxy. Attendance at the 2022 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2022 Annual Meeting. If you are a beneficial owner whose Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2022 Annual Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m., Eastern Time on December 1, 2022. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2022 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2022 ANNUAL MEETING?

Broadridge will tabulate and certify the votes. We plan to announce preliminary voting results at the 2022 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2022 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2022 Annual Meeting is required to ratify the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020 and the fiscal year ended December 31, 2021 (Proposal No. 1), and to consider and vote upon an ordinary resolution to increase the authorized share capital of the Company from US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each to US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each by the creation of an additional 9,700,000,000 shares of par value of US$0.00166667 each (Proposal No. 2).

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2023 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2022 ANNUAL MEETING?

If you plan to attend the 2022 Annual Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2022 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business EST on October 24, 2022. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2022 Annual Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2021 annual report, including consolidated financial statements as of and for the year ended December 31, 2021, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.powerbridge.com. The contents of that website are not a part of this Proxy Statement.

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The 2021 annual report on Form 20-F for the year ended December 31, 2021 (the “2021 annual report”), was filed with the U.S. Securities and Exchange Commission on May 12, 2022. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2021 annual report by visiting the “Financial Information” heading under the “Investors” section of the Company’s website at www.powerbridge.com.

PROPOSALS

PROPOSAL NO. 1

RATIFICATION OF SELECTION OF ONESTOP ASSURANCE PAC

AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

AND THE FISCAL YEAR ENDED DECEMBER 31, 2021

The audit committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected and re-appointed OneStop Assurance PAC (“OneStop”), independent registered public accounting firm, to audit our financial statements for the fiscal year ended December 31, 2020 and fiscal year ended December 31, 2021. Ratification of the selection of OneStop by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2022 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain OneStop, but may, in their discretion, retain OneStop. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table represents the approximate aggregate fees for services rendered by OneStop for the periods indicated:

	December 31, 2020	December 31, 2021
Audit Fees
Onestop Assurance PAC	$171,000	$220,000
B F Borgers CPA PC	-	$150,000
All Other Fees	-	-
Total Fees	$171,000	$370,000

“Audit-related fees” are the aggregate fees billed for assurance and related and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR RATIFICATION OF SELECTION AND RE-APPOINTMENT OF ONESTOP ASSURANCE PAC

AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

AND THE FISCAL YEAR ENDED DECEMBER 31, 2021

PROPOSAL NO. 2

APPROVAL OF

THE INCREASE IN THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

As of the date of this Notice, the authorized share capital of the Company was US$500,000 divided into 300,000,000 Ordinary Shares, of which 206,141,561 Shares were in issue.

In order to (i) accommodate future expansion and development of the Company; and to provide the Company with greater flexibility to raise funds by allotting and issuing shares in the future as and when necessary, the Board proposes to increase the authorized share capital of the Company from US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each to US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each by the creation of an additional 9,700,000,000 shares of par value of US$0.00166667 each (the “Increase in Authorized Share Capital”).

Upon the Increase in Authorized Share Capital becoming effective and assuming no shares are issued or repurchased from the date of this Notice up to the date of the Meeting to be convened on December 5, 2022, the authorized share capital of the Company will be US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each, with 206,141,561 Ordinary Shares in issue and 9,793,858,439 Ordinary Shares authorized but unissued. The new Ordinary Shares authorized to be allotted and issued by the Company shall rank pari passu with the existing Ordinary Shares upon issue.

As at the date of this Notice, the Board had no present intention to issue any part of the proposed increased authorized share capital of the Company.

Shareholders of the Company will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the Amendment. The resolution shareholders will be asked to approve is as follows:

WHEREAS the board of directors of the Company proposed to increase the authorized share capital from US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each to US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each by the creation of an additional 9,700,000,000 shares of par value of US$0.00166667 each (the “Proposal”); and

IT IS HEREBY RESOLVED, that the Proposal be approved and submitted for shareholder approval at the AGM.

Director Discretion

The Board has unanimously approved the Increase in Authorized Share Capital and recommends that shareholders vote in favor of the Increase in Authorized Share Capital, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

THE BOARD OF DIRECTORS CONSIDERS THE APPROVAL OF THE INCREASE OF
AUTHORIZED SHARE CAPITAL TO BE IN THE BEST INTERESTS OF THE COMPANY AND

RECOMMEND THAT SHAREHOLDERS VOTE FOR THE FOREGOING RESOLUTION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Date: November 4, 2022

By order of the Board of Directors

/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

POWERBRIDGE TECHNOLOGIES CO., LTD.

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held at 3:00 a.m. on December 5, 2022 (EST)

(Record Date – October 24, 2022)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Stewart Lor, as proxy of the undersigned, with full power to appoint their substitute, and hereby authorizes them to represent and to vote all the shares of stock of Powerbridge Technologies Co., Ltd. (the “Company”) which the undersigned is entitled to vote, as specified below on this card, at the Annual Meeting of Shareholders of the Company on December 5, 2022, at 3:00 a.m., EST, at Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” OF
PROPOSALS 1 AND 2 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To ratify the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020 and the fiscal year ending December 31, 2021.

For	Against	Abstain
O	O	O

PROPOSAL 2: To approve the increase in the authorized share capital of the Company from US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each to US$16,666,700 divided into 10,000,000,000 shares of par value of US$0.00166667 each by the creation of an additional 9,700,000,000 shares of par value of US$0.00166667 each.

For	Against	Abstain
O	O	O

Please indicate if you intend to attend this meeting ☐ YES ☐ NO

Signature of Shareholder: ______________________________

Date: ______________________________

Name shares held in (Please print): _________________________ Account Number (if any): ____________________________

No. of Shares Entitled to Vote: ____________________________ Stock Certificate Number(s): _________________________

Note:  Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: ______________________________________________________

______________________________________________________